EXHIBIT 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	2011	2010	2009	2008	2007
for the fiscal years ended September 30,
Income before taxes excluding equity in income of investees, noncontrolling interests of consolidated subsidiaries and capitalized interest	$2,625,277	$2,050,216	$1,270,789	$2,219,602	$2,406,424
Additions:
Dividends received from equity method investees	19,953	18,106	7,187	10,863	19,537
Interest on uncertain tax positions included in income before taxes	3,169	5,064	3,507	4,252	—
Fixed charges
Interest expense - excluding interest on deposits	53,696	18,401	6,396	29,991	23,595
Interest expense - deposits	4,138	4,723	6,153	8,893	14,344
Interest on uncertain tax positions not related to third party	(3,169)	(5,064)	(3,507)	(4,252)	—
Interest factor on rent[1]	20,698	22,197	19,577	19,271	17,318
Total fixed charges	75,363	40,257	28,619	53,903	55,257
Adjusted earnings	$2,723,762	$2,113,643	$1,310,102	$2,288,620	$2,481,218
Ratio of adjusted earnings to fixed charges including interest on deposits	36.1	52.5	45.8	42.5	44.9
Ratio of adjusted earnings to fixed charges excluding interest on deposits	38.2	59.3	58.0	50.6	60.3
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1        Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).